# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aditxt, Inc., CIK 0001726711
CUSIP: 007025869
Title of class of securities: common
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0002107788
Persons authorized to receive notices and communications: Natasha Ovsepyan, 8403 NE 138th Street, Kirkland, Washington (WA), 98034, 2064120554

## Reporting persons
- Takeover Time 2026 LLC (CIK 0002107788): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,420,439; shared voting power 0; sole dispositive power 3,420,439; shared dispositive power 0; aggregate amount beneficially owned 3,420,439 (10.9% of the class)
  Comment: The percentage reported is based on the best information available to the Reporting Person as of the date of this filing. The issuer's most recent publicly disclosed outstanding share count appears stale because it would imply ownership on excess of 100%. The actual percentage may be higher than reported and remains subject to confirmation from issuer records or transfer agent records.

## Item 1. Security and Issuer
Title of class of securities: common
Name of issuer: Aditxt, Inc.
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219

## Item 2. Identity and Background
Name of person filing:
Takeover Time 2026 LLC
Natasha Ovsepyan is the Managing Member of Takeover Time 2026 LLC.
Residence or business address: The business address for Takeover Time 2026 LLC is 8403 NE 138th Street, Kirkland WA, 98034
Present principal occupation or employment: Takeover Time 2026 LLC is a Delaware limited liability company engaged in securities investment and related investment activities.
Criminal convictions in the last five years: Takeover Time 2026 LLC has not been convicted of any criminal proceedings, excluding traffic violations or similar misdemeanors in the last five years.
Civil proceedings (securities laws) in the last five years: Takeover Time 2026 LLC has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, of finding any violation with respect to such laws.
Citizenship: Takeover Time 2026 LLC is organized under laws of the State of Delaware. Reporting person is a citizen of the US.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares of Common Stock reported herein were purchased with working capital of the Reporting Person. The aggregate purchase price was approximately $50,000, excluding commissions and other transaction costs.

## Item 4. Purpose of Transaction
Purpose of transaction:
Reporting Person acquired the shares of Common Stock for investment purposes and does not have any plans or proposals currently in place to change or influence control of the Issuer.

The Reporting Person may review its investment and acquire more shares, dispose of some or all of its shares, or communicate with the Issuer, its management, board of directors, representatives, stockholders, or other persons, depending on the market conditions, the Issuer's business and financial condition, liquidity needs, other investment opportunities, and other relevant factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Reporting Person beneficially owns 3,420,439 shares of Common Stock. The percentage reported on the cover page is 10.9 percent based on the best information available as of the date of this filing. The most recent publicly disclosed share count of the Issuer appears stale because it would imply ownership above 100%. The actual percentage may be higher than reported and remains subject to confirmation from Issuer records or transfer agent records.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 3,420,439 shares of Common Stock.
Transactions in the class effected during the past sixty days: On June 12, 2026, Reporting Person purchased 3,420,439 shares of Common Stock in open market and/or brokerage transactions. Except for the foregoing, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have an contacts, arrangements, understandings, or relationships with any person with respect to securities of the Issuer, including transfer or voting arrangements, finder's fee, joint ventures, loans, options, puts, calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Takeover Time 2026 LLC: Takeover Time 2026 LLC, Natasha Ovsepyan / Managing Member (06/22/2026)